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                                                                  Exhibit 99.77I


                     ATTACHMENT FOR CURRENT FILING OF N-SAR

                                  SUB-ITEM 77I
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                     ATTACHMENT FOR CURRENT FILING OF N-SAR

                           SUB-ITEM 77I(b) and 77Q1(d)

CAPITAL APPRECIATION TRUST

Investment Objective

         The principal investment objective of the Capital Appreciation Trust is long term growth of capital.

                               INVESTMENT POLICIES

         Jennison Associates LLC ("Jennison") manages the Capital Appreciation Trust. Jennison seeks to attain this objective by investing at least 65% of the portfolio's total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that Jennison believes have above-average growth prospects. These companies are generally medium- to large-capitalization companies.

         Jennison follows a highly disciplined investment selection and management process of identifying companies that show superior absolute and relative earnings growth and also are attractively valued. Jennison seeks to invest in companies that experience some or all of the following: (i) above average revenue and earnings per share growth, (ii) strong market position,
(iii) improving profitability and distinctive attributes such as unique marketing ability, (iv) strong research and development and productive new product flow and (v) financial strength. Such companies generally trade at high prices relative to their current earnings. Earnings predictability and confidence in earnings forecasts are important parts of the selection process.

         Securities in which the Capital Appreciation Trust invests have historically been more volatile than the S&P 500 Index. Also, companies that have an earnings growth rate higher than that of the average S&P 500 company tend to reinvest their earnings rather than distribute them. Therefore, the portfolio is not likely to receive significant dividend income on its portfolio securities.

         In addition to common stocks, nonconvertible preferred stock and convertible securities, equity-related securities in which the Capital Appreciation Trust invests include: (i) American Depository Receipts (ADRs);
(ii) warrants and rights that can be exercised to obtain stock; (iii) investments in various types of business ventures, including partnerships and joint ventures; (iv) real estate investment trusts (REITS) and similar securities. (Convertible securities are securities - like bonds, corporate notes and preferred stocks - that the portfolio can convert into the company's common stock or some other equity security.)

         The Capital Appreciation Trust may invest up to 35% of its total assets in equity-related securities of companies that are undergoing changes in management or product or changes in marketing dynamics that have not yet been reflected in reported earnings (but are expected to affect earnings in the intermediate term.) These securities often are not widely known and favorably valued.

         In addition to the principal strategies discussed above, the Capital Appreciation Trust may also use the following investment strategies to attempt to increase the portfolio's return or protect its assets if market conditions warrant:

         1. The portfolio may invest up to 35% of its total assets in equity-related securities of companies that are undergoing changes in management or product or changes in marketing dynamics that have not yet been reflected in reported earnings (but are expected to affect earnings in the intermediate term.) These securities often are not widely known and favorably valued.

         2. The portfolio may make short sales of a security including short sales "against the box."

         3. The portfolio may invest up to 20% of the portfolio's total asset in foreign equity securities. (For purposes of this 20% limit, ADRs and other similar receipts or shares are not considered to be foreign securities.)

         3. The portfolio may invest in U.S. government securities issued or guaranteed by the U.S. government or by an agency or instrumentality of the U.S. government.

         4. The portfolio may invest in mortgage-related securities issued or guaranteed by U.S. governmental entities, including collateralized mortgage obligations, multi-class pass through securities and stripped mortgage backed securities.

         5. The portfolio may invest in fixed-income securities rated investment-grade (Baa or higher by Moody's Investor Service, Inc. or BBB or higher by Standard & Poor's Ratings Group or the equivalent rating by another rating service.) These include corporate debt and other debt obligations of U.S. and foreign issuers. The portfolio may invest in obligations that are not rated, but that the Jennison believes are of comparable quality to these obligations.
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         6.       The portfolio may invest in repurchase agreements.

         Jennison considers selling or reducing a stock position when, in the opinion of the investment adviser, the stock has experienced a fundamental disappointment in earnings, it has reached an intermediate price objective and its outlook no longer seems sufficiently promising, a relatively more attractive stock emerges or the stock has experienced adverse price movement.

Temporary Defensive Investing

         To meet redemption requests or pending investment of its assets or during unusual market conditions, the Capital Appreciation Trust may place any portion of its assets in:

         - money market instruments (which include commercial paper, certificates of deposit, bankers' acceptances and other obligations of domestic and foreign banks, nonconvertible debt securities and short term obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities), and

         -        cash.

When the portfolio is in a defensive position or awaiting investment of its assets, the ability to achieve its investment objective will be limited.